NEWS RELEASE

CONTACT:	Gary S. Maier/Crystal Warner
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS EXPANDS DOMESTIC BUSINESS WITH NEW OEM ORDERS
-- Receives Tooling Order from Leading Printer Manufacturer --

HONG KONG —March 12, 2007— Highway Holdings Limited (Nasdaq:HIHO) today announced an expansion of its OEM business in the U.S. market with an initial order from Underwater Kinetics International (UK International), based in San Diego, California, for 140,000 component units for water-proof cases; and, another order from Virulite, LLC based in Costa Mesa, to produce tooling and an initial 10,000 units of its patented light technology device utilized for treating cold sores.

Highway Holdings also said it received a tooling order from a Chinese subsidiary of a leading U.S. printer manufacturer to produce certain metal components. In addition, the company recently commenced ongoing business as a supplier for a leading Japanese conglomerate for original equipment manufacturing of certain ventilation units built into modern kitchens. Terms for the preceding orders were not disclosed.

“These new domestic orders follow a recent announcement highlighting the company’s initial success in gaining a foothold in the U.S. market. In addition, the business from this international printer manufacturer and Japanese customer was the result of our long history and solid reputation among multi-national organizations,” said Roland Kohl, president and chief executive officer.

Kohl noted that the new domestic orders are the result of the company’s ongoing focus on gaining OEM manufacturing business from U.S.-based customers. “We look forward to strengthening our relationships with these new customers and we are optimistic that our efforts will produce a broader customer base in the U.S. market,” Kohl added.

About Highway Holdings:

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and complete products. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.